February 23, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mark Rakip

Kristi Marrone

Stacie Gorman

Sonia Gupta Barros

RE:	U.S. Export, Inc.

Withdrawal of Registration Statement on Form S-1 and S-1A (File No. 333-209164).

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), U.S. Export, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 and S-1A (File No. 333-209164), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on January 29, 2016. The Registrant is seeking withdrawal of the Registration Statement because the Registrant should have filed an amendment to Form S-1 with Form S-11A referencing File No. 333-206423.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at U.S. Export, Inc., 160 Kerns Avenue, Buffalo, NY 14211, facsimile number 716-200-1162, with a copy to the Registrant’s counsel, Scott D. Marchant, Esq., 5373 Transit Road, Williamsville, NY 14221, facsimile number, 716-240-1639.

If you have any questions with respect to this matter, please contact Scott Marchant at 761-279-6461.